UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

VIACOMCBS INC.

(previously known as CBS CORPORATION)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

92556H107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92556H107	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS NAI Entertainment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 9,654,787
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 9,654,787

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,654,787
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.47% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The calculation of the foregoing percentage is based on a total of 52,266,123 shares of Class A Common Stock (as defined below) outstanding as of December 31, 2020 based on information provided by the Issuer (as defined below).

CUSIP No. 92556H107	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS National Amusements, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 41,500,088 *
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 41,500,088 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,500,088 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.40% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

* Includes shares owned by NAI Entertainment Holdings LLC.

(2) The calculation of the foregoing percentage is based on a total of 52,266,123 shares of Class A Common Stock outstanding as of December 31, 2020 based on information provided by the Issuer.

CUSIP No. 92556H107	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sumner M. Redstone National Amusements Life Income Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 41,500,088 *
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 41,500,088 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,500,088 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.40% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes shares owned by NAI Entertainment Holdings LLC and shares owned by National Amusements, Inc.

(3) The calculation of the foregoing percentage is based on a total of 52,266,123 shares of Class A Common Stock outstanding as of December 31, 2020 based on information provided by the Issuer.

CUSIP No. 92556H107	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Sumner M. Redstone National Amusements Part B General Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 41,500,088 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 41,500,088 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,500,088 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.40% (4)
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes shares owned by NAI Entertainment Holdings LLC and shares owned by National Amusements, Inc.

(4) The calculation of the foregoing percentage is based on a total of 52,266,123 shares of Class A Common Stock outstanding as of December 31, 2020 based on information provided by the Issuer.

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of ViacomCBS Inc. (the “Issuer”) is hereby amended as follows:

Item 2.

Item 2 is hereby amended and restated in its entirety as follows:

(a) Name of person filing: This Statement is being jointly filed by National Amusements, Inc. (“NAI”), NAI Entertainment Holdings LLC (“NAI EH”), Sumner M. Redstone National Amusements Life Income Trust (the “Life Income Trust”) and Sumner M. Redstone National Amusements Part B General Trust (together with the Life Income Trust, the “Continuing Trusts”). NAI EH is a wholly-owned direct subsidiary of NAI. Until the death of Mr. Sumner M. Redstone on August 11, 2020, NAI was controlled by Mr. Redstone through the Sumner M. Redstone National Amusements Trust (the “SMR Trust”), which owned 80% of the voting interests of NAI, with such voting interest voted solely by Mr. Redstone. Upon Mr. Redstone’s death and in accordance with the terms of the trust agreement governing the SMR Trust and the Continuing Trusts, the SMR Trust was succeeded by the Continuing Trusts, each of which holds 40% of the voting stock of NAI. Under the terms of the trust agreement governing the SMR Trust and the Continuing Trusts, the Continuing Trusts are required to have the same seven voting trustees and each such trustee is required to cause each Continuing Trust to vote the NAI voting shares held by that Continuing Trust in the same manner as the NAI voting shares held by the other Continuing Trust. Subject to certain exceptions, actions by the Continuing Trusts are authorized by a vote of a majority of the trustees.

(b) Address of principal business office: The principal business address of NAI, NAI EH, and each of the Continuing Trusts is 846 University Avenue, Norwood, MA 02062.

(c) Citizenship: The state of incorporation of NAI is Maryland; the state of organization of NAI EH is Delaware; and the state of organization of each of the Continuing Trusts is Massachusetts.

(d) Title and class of securities: Class A Common Stock, par value $0.001 per share.

(e) CUSIP No.: 92556H107.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount beneficially owned:  See responses to Item 9 of each cover page.

(b)  Percent of class:  See responses to Item 11 of each cover page.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  See responses to Item 5 of each cover page.

(ii)  Shared power to vote or to direct the vote:  See responses to Item 6 of each cover page.

(iii)  Sole power to dispose or to direct the disposition:  See responses to Item 7 of each cover page.

(iv)  Shared power to dispose or direct the disposition:  See responses to Item 8 of each cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021

SUMNER M. REDSTONE NATIONAL AMUSEMENTS LIFE INCOME TRUST

/s/ Thaddeus P. Jankowski
Name:	Thaddeus P. Jankowski
Title:	Trustee

SUMNER M. REDSTONE NATIONAL AMUSEMENTS PART B GENERAL TRUST

/s/ Thaddeus P. Jankowski
Name:	Thaddeus P. Jankowski
Title:	Trustee

NAI ENTERTAINMENT HOLDINGS LLC

/s/ Paula J. Keough
Name:	Paula J. Keough
Title:	Vice President

NATIONAL AMUSEMENTS, INC.

/s/ Paula J. Keough
Name:	Paula J. Keough
Title:	Vice President

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.